EXHIBIT 21

A LIST OF ALL OF LINKWELL’S SUBSIDIARIES

No.	Company Name	Shareholders	% of Interest
1	Linkwell Tech Group, Inc	Linkwell Corporation, Inc	90%
2	Shanghai Likang Disinfectant Hi-Tech Co.,Ltd	Linkwell Tech Group, Inc	100%
3	Shanghai Likang Biological Hi-Tech Co.,Ltd	Shanghai Likang Disinfectant Hi-Tech Co.,Ltd	100%